November 1, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention Loan Lauren P. Nguyen, Esq.

Re:	Dynagas LNG Partners LP Amendment No. 3 to Registration Statement on Form F-1 File No. 333-191653

Dear Ms. Nguyen:

We hereby enclose for your review in advance of filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”), the changes the Partnership proposes to make to the Registration Statement with respect to the prospectus contained in the Registration Statement to reflect the Partnership’s expected price range and certain related information.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

As filed with the Securities and Exchange Commission on November 4, 2013

Registration No. 333-191653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM F-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Dynagas LNG Partners LP

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4400	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Dynagas LNG Partners LP 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece 011 30 210 8917 260		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address and telephone number of Registrant’s principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400 (telephone number) (713) 546-5401 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common units representing limited partner interests	$301,875,000	$38,882

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	The amount of the registration fee is $38,882, of which $19,320 was paid in connection with the initial filing of Form F-1 on October 9, 2013, and the remaining amount of $19,562 was paid in connection with the filing of this Amendment No. 3 of Form F-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2013

PRELIMINARY PROSPECTUS

Dynagas LNG Partners LP

12,500,000 Common Units

Representing Limited Partner Interests

$             per common unit

We are selling 8,250,000 of our common units and our Sponsor, Dynagas Holding Ltd., is selling 4,250,000 of our common units. Prior to this offering, there has been no public market for our common units. We currently estimate that the initial public offering price will be between $19.00 and $21.00 per unit. Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. We have applied to list our common units on the Nasdaq Global Select Market under the symbol “DLNG.”

The underwriters have an option to purchase a maximum of 1,875,000 additional common units from our Sponsor to cover over-allotments.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”).

Investing in our common units involves risks. See “Risk Factors” beginning on page 30. These risks include the following:

•	We may not be able to pay the minimum quarterly distribution on our common units and subordinated units.

•

Our Initial Fleet consists of only three LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units and subordinated units.

•	We derive all our revenue and cash flow from two charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

•	The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

•

Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

•	Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

•	Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.

•

We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•	You will incur immediate and substantial dilution of $11.63 per common unit.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

If at any time our General Partner and its affiliates own more than 80% of the outstanding common units, our General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units, as provided in the Partnership Agreement. Please see “The Partnership Agreement—Limited Call Right.”

	Price per Common Unit	Total
Public offering price	$	$
Underwriting discounts(2)
Proceeds to Dynagas Holding Ltd. (before expenses)(1)
Proceeds to Dynagas LNG Partners LP (before expenses)
Total	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

(2)	Dynagas Holding Ltd., our Sponsor, is selling 4,250,000 of our common units. In addition, the underwriters have an option to purchase a maximum of 1,875,000 additional common units from our Sponsor to cover over-allotments. We will not receive any of the proceeds from the sale of these units.

Delivery of the common units will be made on or about                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
BofA Merrill Lynch
Morgan Stanley
Barclays
Deutsche Bank Securities

ABN AMRO	Credit Agricole CIB

The date of this prospectus is                     , 2013.

As of June 30, 2013, we were in breach of the minimum liquidity requirement relating to our $193 Million Ob River Credit Facility, which requires us to maintain minimum liquidity of $30 million, while we maintained $2.8 million in cash and cash equivalents. We were in compliance with the remaining financial and liquidity covenants in our loan agreements but we were not in compliance with certain restrictive covenants relating to our credit agreements, which are described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—Waivers, Consents and The Violation of Certain Covenants Under Our Credit Facilities.”

On July 19, 2013, one of our lenders declared an event of default under one of our credit facilities. On October 29, 2013, our lenders (i) provided us with their consent to issue guarantees under three of our Sponsor’s credit facilities and to repay the $140 Million Shareholder Loan, which we repaid prior to obtaining our lenders’ required consent, and (ii) waived their rights in respect of our non-compliance with the minimum liquidity requirement of $30.0 million contained in the $193 Million Ob River Facility until September 30, 2014, which are described in Note 7 of our audited consolidated financial statements included elsewhere in this prospectus. Following the receipt of the waivers and the consents described above, all of our debt was classified as current and non-current liabilities as of June 30, 2013 and December 31, 2012 and 2011, in accordance with its scheduled repayment as it was no longer considered callable by our lenders. Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—Waivers, Consents and The Violation of Certain Covenants Under Our Credit Facilities.”

Upon completion of this offering and the related transactions, we plan to fund the loan interest and scheduled loan repayments with cash expected to be generated from operations.

Formation Transactions

We were formed on May 30, 2013 as a Marshall Islands limited partnership to own, operate and acquire LNG carriers initially employed on multi-year charters. We own (i) a 100% limited partner interest in Dynagas Operating LP, (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC and (iii) 100% of Dynagas Equity Holding Ltd. and its subsidiaries, which are the Sponsor Controlled Companies that own directly and indirectly the three vessels comprising our Initial Fleet.

On October 29, 2013, we acquired from our Sponsor the vessels in our Initial Fleet in exchange for 6,735,000 of our common units and 14,985,000 of our subordinated units, and on the same date, we issued to our General Partner, a company owned and controlled by our Sponsor, 30,000 General Partner Units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in us) and all of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $ per unit per quarter.

In addition, at or prior to the closing of this offering, the following transactions will occur:

•	we will sell 8,250,000 common units to the public in this offering, representing a 27.5% limited partner interest in us;

•

our Sponsor will sell (i) 4,250,000 common units to the public in this offering, representing a 14.2% limited partner interest in us and (ii) an additional 1,875,000 common units if the underwriters exercise their over-allotment option; and

•

we expect to receive net proceeds of approximately $153.1 million from the sale of common units offered by this prospectus, assuming an initial public offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and paying estimated offering expenses. We intend to use the net proceeds from this offering, as follows:

•

Approximately $137.96 million to repay in full all of the outstanding indebtedness under our $193 million Ob River Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017; and

•	Approximately $3.5 million to repay in part the outstanding indebtedness under our $128 Clean Force Credit Facility, which bears interest at LIBOR plus a margin and matures in April 2020.

•	Approximately $11.64 million for general partnership purposes, including working capital.

We intend to use the proceeds from our New Senior Secured Revolving Credit Facility, as follows:

•

Approximately $129.0 million to repay in full all of the outstanding indebtedness under our $150 million Clean Energy Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017;

•

Approximately $75.6 million to repay in full all of the outstanding indebtedness under our $128 million Clean Force Credit Facility following the application of the use of proceeds of this offering, which bears interest at LIBOR plus a margin and matures in April 2020; and

•	Approximately $57.5 million will remain undrawn and available for vessel acquisitions.

See “Use of Proceeds.”

In addition, at or prior to the closing of this offering:

•	we will enter into the definitive facility agreement and related security documents for the New Senior Secured Revolving Credit Facility;

•	we will enter into a $30 million revolving credit facility with our Sponsor;

•	our Sponsor and its lenders will amend the three loan agreements secured by five of the Optional Vessels to release us from our obligations as guarantor; and

•	we will enter into an Omnibus Agreement with our Sponsor and our General Partner, governing, among other things:

•	to what extent we and our Sponsor may compete with each other;

•	our options to purchase from our Sponsor the Optional Vessels within 24 months after their respective deliveries from the shipyard;

•

certain rights of first offer on LNG carriers operating under charters with an initial term of four or more years as described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”; and

•	our Sponsor’s provision of certain indemnities to us.

Our Corporate Structure

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013, as a wholly-owned subsidiary of Dynagas Holding Ltd., our Sponsor. Upon the closing of this offering and the completion of the Formation Transactions described above, our Sponsor will own     % of our outstanding common units and all of our outstanding subordinated units, assuming the underwriters do not exercise their over-allotment option.

Dynagas Operating LP, our wholly-owned subsidiary, owns a 100% interest in the Clean Energy, the Ob River and the Clean Force through intermediate holding companies.

the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, including our General Partner, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

Company Information

The address of our principal executive offices is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece. Our telephone number at that address is 011 30 210 89 17 260. After the completion of this offering, we will maintain a website at www.dynagaspartners.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands, Republic of Liberia and the Island of Nevis.

Recent Developments

On October 29, 2013, we acquired from our Sponsor the vessels in our Initial Fleet in exchange for 6,735,000 of our common units and 14,985,000 of our subordinated units, and on the same date we issued to our General Partner, a company owned and controlled by our Sponsor, 30,000 General Partner Units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in us) and all of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $0.420 per unit per quarter.

On October 25, 2013, we entered into a binding commitment letter with one of our lenders, an affiliate of Credit Suisse, for a new $262.13 million senior secured credit facility, which we refer to as the New Senior Secured Revolving Credit Facility. A portion of the proceeds of the New Senior Secured Revolving Credit Facility, together with the net proceeds of this offering, will be used to repay all of our existing outstanding indebtedness effective upon the closing of this offering. Please see “Capitalization.” The material terms of this new credit facility will permit, among other things, distributions to our unitholders and the other transactions contemplated herein and are more fully set forth under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—New Senior Secured Revolving Credit Facility.”

We have guaranteed three credit agreements of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million, which are secured by five of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean, the Clean Planet and the Arctic Aurora. The guarantees have been provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Initial Fleet. On                      , 2013, our Sponsor entered into binding agreements with its lenders to amend these three credit agreements at or prior to the closing of this offering to, among other things, release us from our obligations as guarantor effective upon the closing of this offering. As a result of the amendment to these three credit agreements, effective as of the closing of this offering, we will be released from our obligations as guarantor under the loan agreements and will no longer guarantee any of our Sponsor’s debt. Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Sponsor’s Credit Agreements.”

The consummation of this offering is contingent upon our entry into the definitive facility agreement and related security documents for the New Senior Secured Revolving Credit Facility and the amendment of our Sponsor’s three credit agreements to release us from the guarantees described above.

THE OFFERING

Common units offered to the public by us	8,250,000 common units.

Common units offered to the public by the Sponsor	4,250,000 common units.

6,125,000 common units if the underwriters exercise their over-allotment option in full.

Common units and subordinated units outstanding immediately after this offering	14,985,000 common units and 14,985,000 subordinated units, representing a 49.95% and 49.95% limited partner interest in us, respectively.

Over-allotment option	Our Sponsor will grant the underwriters a 30-day option to purchase up to 1,875,000 additional common units to cover over-allotments, if any. The exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution.

Sponsor	Dynagas Holding Ltd., our Sponsor, owned 100% of our common and subordinated units as of the date of this prospectus. Following the completion of this offering, our Sponsor will own approximately 16.6% of our outstanding common units and 100% of our outstanding subordinated units.

Use of proceeds from sale of common units offered to the public by us	We expect to receive net proceeds of approximately $153.1 million from the sale of common units offered by this prospectus, assuming an initial public offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and paying estimated offering expenses. We intend to use the net proceeds from this offering, as follows:

•

Approximately $137.96 million to repay in full all of the outstanding indebtedness under our $193 million Ob River Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017; and

•	Approximately $3.5 million to repay in part the outstanding indebtedness under our $128 Clean Force Credit Facility, which bears interest at LIBOR plus a margin and matures in April 2020.

•	Approximately $11.64 million for general partnership purposes, including working capital.

We intend to use the proceeds from our New Senior Secured Revolving Credit Facility, as follows:

•

Approximately $129.0 million to repay in full all of the outstanding indebtedness under our $150 million Clean Energy Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017;

•

Approximately $75.6 million to repay in full all of the outstanding indebtedness under our $128 million Clean Force Credit Facility, following the application of the use of proceeds of this offering, which bears interest at LIBOR plus a margin and matures in April 2020; and

•	Approximately $57.5 million will remain undrawn and available for vessel acquisitions.

See “Use of Proceeds.”

Conflicts of Interest	Because an affiliate of ABN AMRO Securities (USA) LLC is a lender under each of our $193 million Ob River Credit Facility and $128 million Clean Force Credit Facility and will receive more than 5% of the net proceeds of this offering due to the repayment in full of the outstanding indebtedness under such facilities by us, ABN AMRO Securities (USA) LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Use of proceeds from sale of common units offered to the public by our Sponsor	Our Sponsor will receive $79.9 million in net proceeds from the sale of 4,250,000 common units offered by this prospectus to the public and if the underwriters’ exercise their over-allotment option in full, our Sponsor will receive an aggregate of $115.2 million in net proceeds. and we will not receive any proceeds from the sale of these common units. See “Use of Proceeds.”

Cash distributions	Following this offering, we intend to make minimum quarterly distributions of $0.365 per unit, or $1.46 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 99.9% to the holders of common units and 0.1% to our General Partner, until each common unit has received a minimum quarterly distribution of $0.365 plus any arrearages from prior quarters;

•	second, 99.9% to the holders of subordinated units and 0.1% to our General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.365; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unit has received an aggregate distribution of $0.420.

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending December 31, 2013), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2013 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” If cash distributions to our unitholders exceed $0.420 per unit in a quarter, holders of our incentive distribution rights (initially, our General Partner) will receive increasing percentages, up to 49.9%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less, among other things, reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” which is defined in our Partnership Agreement attached hereto as Appendix A. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution,” that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $0.365 on all of our common and subordinated units for each quarter through December 31, 2014. However, unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Dynagas LNG Partners LP is a holding company, and its ability to make cash distributions to its unitholders is limited by the distribution of funds from its subsidiaries and the covenants contained in its credit facilities. In addition, all of our credit agreements, other than the $150 Million Clean Energy Credit Facility, contain provisions that restrict our ability to declare and make distributions to our unitholders. On October 25, 2013, we entered into a binding commitment letter with one of our lenders, an affiliate of Credit Suisse, for a new $262.13 million senior secured credit facility to be entered at or prior to the closing of this offering to permit, among other things, distributions to the Company’s unitholders and the other transactions contemplated herein. A portion of the proceeds of this credit facility, together with the net proceeds of this offering, will be used to repay all of our existing outstanding indebtedness effective as of the closing of this offering. The material terms of the New Senior Secured Revolving Credit Facility are set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities—New Senior Secured Revolving Credit Facility.”

See “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Subordinated units	Our Sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.365 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end on the first business day after we have earned and paid in the applicable period at least $1.46 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distribution on the General Partner’s 0.1% interest for any three consecutive four-quarter periods ending on or after December 31, 2016. For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. The subordination period will also end upon the removal of our General Partner other than for cause if the units held by our General Partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units. See “Management—Management of Dynagas LNG Partners LP.”

Voting Rights	Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect our General Partner on an annual or other continuing basis. Our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any common and subordinated units owned by our General Partner and its affiliates, voting together as a single class. Upon consummation of this offering, our Sponsor will own 16.6% of our common units and all of our subordinated units, representing 58.3% of the outstanding common and subordinated units. If the underwriters’ over-allotment option is exercised in full, our Sponsor will own 610,000 of our common units and all of our subordinated units, representing 52.0% of the outstanding common and subordinated units. As a result, you will initially be unable to remove our General Partner without our Sponsor’s consent because it will own sufficient units upon completion of this offering to be able to prevent the General Partner’s removal.

See “The Partnership Agreement—Voting Rights.”

Limited call right

If at any time our General Partner and its affiliates own more than 80% of the outstanding common units, our General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for common units during the 90-day period preceding the

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions to our unitholders.

We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have entered into, and may enter in the future, contracts, charters, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to pay the minimum quarterly distribution on our common units and subordinated units.

Our initial policy is to make minimum quarterly distributions to our unitholders of $0.365 per unit in February, May, August, and November, or $1.46 per unit per year. The amount of cash available for distribution, if any, will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters; and

•	the level of our operating and other costs and expenses, such as the cost of crews and insurance.

In addition, the actual amount of cash we will have available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, constructing new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur if we exercise our right to purchase each of the Optional Vessels from our Sponsor;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates; and

•	currency exchange rate fluctuations.

In addition, each quarter we will be required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted. Our ability to pay distributions will also be limited to the extent that we have sufficient cash after establishment of cash reserves and payments to our General Partner.

Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Upon completion of this offering, our Sponsor will own 2,485,000 of our common units and all of our subordinated units, representing 58.3% of the outstanding common and subordinated units in aggregate, and our General Partner will own a 0.1% General Partner interest in us and 100% of our incentive distribution rights, assuming the underwriters’ over-allotment option is not exercised, and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest may arise between our Sponsor and its affiliates on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders. Although a majority of our directors will over time be elected by our common unitholders, our General Partner will have influence on decisions made by our board of directors. Our board of directors will have a conflicts committee comprised of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

These conflicts include, among others, the following situations:

•

neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective shareholders, which may be contrary to our interests;

•

our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the company;

•

our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;

•

our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•

our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right. Although a majority of

Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Our Manager which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our fleet pursuant to the Management Agreements. We pay our Manager a fee of $2,500 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing, bunkering services and general administrative services. We expect to pay an aggregate of approximately $2.8 million to our Manager in connection with the management of our Initial Fleet for the twelve months ending December 31, 2014. Pursuant to the Management Agreement, our Manager also provides us with certain administrative and support services.

The management fee is fixed until December 31, 2013 and will thereafter increase by 3% annually unless otherwise agreed, between us, with approval of our conflicts committee, and our Manager. In addition we will pay Dynagas Ltd. a commercial management fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

For a description of our Management Agreement, see “Certain Relationships and Related Party Transactions—Vessel Management Agreements.” The fees and expenses payable pursuant to the management agreement will be payable without regard to our financial condition or results of operations. The payment of fees to could adversely affect our ability to pay cash distributions to you.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner and even if public unitholders are dissatisfied, they will be unable to remove our General Partner without our Sponsor’s consent, unless our Sponsor’s ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

•

The unitholders will be unable initially to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our General Partner. Upon consummation of this offering, our Sponsor will own 2,485,000 of our common units and all of our subordinated units, representing 58.3% of the outstanding common and subordinated units. If the underwriters’ over-allotment option is exercised in full, our Sponsor will own 610,000 of our common units and all of our subordinated units, representing 52.0% of the outstanding common and subordinated units in aggregate.

•

If our General Partner is removed without “cause” during the subordination period and units held by our General Partner and our Sponsor are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our General Partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our General Partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of our General Partner’s interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our General Partner liable for actual fraud or willful or

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions—Subordination Period,” “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period.”

Risks Relating to Our Industry

Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Relating to the Offering

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 12,500,000 publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The price of our common units after this offering may be volatile.

The price of our common units after this offering may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our units or other securities;

•	investors’ perception of us and the LNG shipping industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units in spite of our operating performance. Consequently, you may not be able to sell our common units at prices equal to or greater than those that you pay in this offering.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

You will incur immediate and substantial dilution.

We expect the initial public offering price per units of our common units to be substantially higher than the pro forma net tangible book value per unit of our issued and outstanding common units. As a result, you would incur immediate and substantial dilution of $11.63 per unit, representing the difference between the assumed initial public offering price of $20.00 per unit and our pro forma net tangible book value per unit on December 31, 2012. In addition, purchasers of our common units in this offering will have contributed approximately 39.0% of the aggregate price paid by all purchasers of our common units, but will own only approximately 41.7% of the units outstanding after this offering. Please refer to the “Dilution” section of this prospectus.

Substantial future sales of our common units could cause the market price of our common units to decline.

Sales of a substantial number of our common units in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common units. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional common units, subject to the rules of Nasdaq Global Select Market, in the future we may issue additional common units, without unitholder approval, in a number of circumstances. The issuance by us of additional common units or other equity securities would have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per unit on our common units may be lower;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common units may decline.

Our unitholders also may elect to sell large numbers of common units held by them from time to time. The number of our common units available for sale in the public market will be limited by restrictions applicable under securities laws and under agreements that we and our executive officers, directors and existing unitholders have entered into with the underwriters of this offering. Subject to certain exceptions, the agreements entered into with the underwriters of this offering generally restrict us and our executive officers, directors and existing unitholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, including common units that will be issued and outstanding.

Provisions in our organizational documents may have anti-takeover effects.

Our Partnership Agreement contains provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions require approval of our board of directors and prior consent of our General Partner. Please see “The Partnership Agreement—Merger, Sale, Conversion or Other Disposition of Assets.”

These provisions could also make it difficult for our unitholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party’s offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.

Tax Risks

In addition to the following risk factors, you should read “Material United States. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $153.1 million from the sale of common units offered by this prospectus, assuming an initial public offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and paying estimated offering expenses. We intend to use the net proceeds from this offering, as follows:

•

Approximately $137.96 million to repay in full all of the outstanding indebtedness under our $193 million Ob River Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017;

•	Approximately $3.5 million to repay in part the outstanding indebtedness under our $128 Clean Force Credit Facility, which bears interest at LIBOR plus a margin and matures in April 2020; and

•	Approximately $11.64 million for general partnership purposes, including working capital.

We intend to use the proceeds from our New Senior Secured Revolving Credit Facility, as follows:

•

Approximately $129.0 million to repay in full all of the outstanding indebtedness under our $150 million Clean Energy Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017;

•

Approximately $75.6 million to repay in full all of the outstanding indebtedness under our $128 million Clean Force Credit Facility, following the application of the use of proceeds of this offering, which bears interest at LIBOR plus a margin and matures in April 2020; and

•	Approximately $57.5 million will remain undrawn and available for vessel acquisitions.

Our Sponsor has granted the underwriters a 30-day option to purchase up to 1,875,000 additional common units to cover over-allotments, if any. If the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of additional common units by our Sponsor.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $7.8 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $27.5 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $25.6 million.

In addition, our Sponsor, will also receive net proceeds of approximately $79.9 million from the sale of 4,250,000 common units offered by this prospectus, assuming an initial public offering price of $20.00 per unit;

We will not receive any proceeds from the sale of 4,250,000 common units by our Sponsor.

An affiliate of ABN AMRO Securities (USA) LLC is a lender under each of our $193 million Ob River Credit Facility and $128 million Clean Force Credit Facility and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the outstanding amount under such credit facilities. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2013:

•	On an actual basis;

•	On an as adjusted basis as of October 28, 2013 to give effect to our scheduled debt repayments of $13.0 million;

•

On an as further adjusted basis to give effect to (i) the issuance and sale of common units in this offering at an assumed initial public offering price of $20.00 per unit (representing the mid-point of the price range shown on the cover of this prospectus); and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds”. On October 25, 2013, we entered into a binding commitment letter with one of our lenders, an affiliate of Credit Suisse, for a new $262.13 million senior secured credit facility, referred to as the New Senior Secured Revolving Credit Facility, which we expect will have an initial interest rate of LIBOR plus a margin. $204.6 million of the proceeds of the New Senior Secured Revolving Credit Facility, together with $141.5 million of the proceeds of this offering, will be used to repay all of our existing outstanding indebtedness effective upon the closing of this offering. The material terms of the New Senior Secured Revolving Credit Facility, which will permit, among other things, distributions to our unitholders and the other transactions contemplated herein, and our existing credit facilities are more fully set forth under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Our Borrowing Activities.”

There have been no significant adjustments to our capitalization since June 30, 2013, as so adjusted.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 30, 2013
	Historical	As Adjusted	As further Adjusted
	(in thousands of U.S. dollars)
Cash and Cash Equivalents:	$2,831	$2,831	$14,471

Debt:
$128 Million Clean Force Credit Facility(1)	$83,375	$79,125	$—
$150 Million Clean Energy Credit Facility(1)	132,500	129,000	—
$193 Million Ob River Credit Facility	143,170	137,960	—
New Senior Secured Revolving Credit Facility(1)	—	—	204,625

Total Long-term secured debt obligations (including current portion):	$359,045	$346,085	$204,625

Equity:
Partners’ equity	$97,903	$97,903	$—
Held by public:
Common units
Held by General Partner			153,100
Common units			13,902
Subordinated units			83,833
General Partner units			168

Equity attributable to Dynagas Partners	97,903	97,903	251,003

Total capitalization	$456,948	$443,988	$455,628

(1)	At or prior to the completion of this offering, we will enter into the New Senior Secured Revolving Credit Facility for $262.13 million of which $204.6 million will be drawn to repay part of our existing indebtedness.
*	The above capitalization table does not include the $30 million revolving credit facility to be entered into with our Sponsor, which we do not intend to draw at the time of the closing of this offering.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. On a pro forma basis as of June 30, 2013, our pro forma net tangible book value would have been $251 million, or $8.37 per common unit. This remains unchanged when adjusted for the sale by our Sponsor of common units in this offering at an assumed initial public offering price of $20.00 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Less: Pro forma net tangible book value per common unit before and after this offering	8.37

Immediate dilution in net tangible book value per common unit to purchasers in this offering	$11.63

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the adjusted net tangible book value to increase or decrease, respectively, by approximately $7.8 million, or $0.52 per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our Sponsor and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Our Sponsor(1)(2)	17,500,000	58.3%	$97,903,000	39.0%
New investors	12,500,000	41.7	153,100,000	61.0

Total	30,000,000	100.0%	$251,003,000	100.0%

(1)	Upon consummation of the transactions contemplated by this prospectus, our Sponsor will own an aggregate of 2,485,000 common units and 14,985,000 subordinated units, assuming no exercise of the underwriters’ over-allotment option.
(2)	The assets contributed by our Sponsor and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our Sponsor, as of June 30, 2013, was $97.9 million.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Following this offering, we intend to declare minimum quarterly distributions of $ 0.365 per unit, or $ 1.46 per unit on an annualized basis. As our fleet expands, our board of directors will evaluate future increases to the minimum quarterly distribution based on our cash flow and liquidity position. Our policy is to make cash distributions to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. Our board of directors will determine the timing and amount of all cash distributions, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to make cash distributions. See “Risk Factors.”

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash rather than retaining it because, in general, we plan to finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. Available cash is generally defined to mean, for each quarter cash generated from our business less the amount of cash reserves established by our board of directors at the date of determination of available cash for the quarter to provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter), comply with applicable law, any of our debt instruments or other agreements; and provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters, plus, if our board of directors so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed at any time. Set forth below are certain factors that influence our cash distribution policy:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements that we may enter into in the future. Our financing arrangements contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our financial condition and our ability to make cash distributions to you notwithstanding our cash distribution policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the financial and other covenants contained in our debt agreements.

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended. During the subordination period, with certain exceptions, our Partnership Agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our Partnership Agreement may be amended with the approval of a majority of the outstanding common units. Upon the closing of this offering, our Sponsor will own approximately 16.6% of our common units and all of our subordinated units. See “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our Partnership Agreement.

•	Under Section 57 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Risk Factors” for a discussion of these factors.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash on a quarterly basis, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We plan to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund any future expansion capital expenditures, including any acquisitions through the exercise of our purchase options with our Sponsor. If we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our Partnership Agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon the completion of this offering, our board of directors intends to adopt a cash distribution policy pursuant to which we will declare an initial quarterly distribution of $ 0.365 per unit for each complete quarter, or $1.46 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending December 31, 2013). This equates to an aggregate cash distribution of $11.0 million per quarter, or $43.8 million per year, in each case based on the number of common units, subordinated units and General Partner Units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the number of outstanding common units, subordinated units and General Partner Units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.365 per unit per quarter, or $1.46 per unit on an annualized basis.

		Distributions
	Number of Units	One Quarter(2)	Four Quarters
Common units	14,985,000	$5,469,525	$21,878,100
Subordinated units	14,985,000	5,469,525	21,878,100
General Partner Units(1)	30,000	10,950	43,800

Total	30,000,000	$10,950,000	$43,800,000

(1)	The number of General Partner Units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 99.9%) by the General Partner’s 0.1% General Partner interest.
(2)	Actual payments of distributions on the common units, subordinated units and the General Partner Units are expected to be approximately $5.1 million for the period between the estimated closing date of this offering and December 31, 2013.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. See “How We Make Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our General Partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our General Partner’s initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our General Partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% General Partner interest. Our General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current General Partner interest.

Forecasted Results of Operations for the Twelve Months Ending December 31, 2014

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending December 31, 2014. We outline the significant assumptions upon which the forecast is based and present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending December 31, 2014; and

•	Forecasted Cash Available for Distribution for the twelve months ending December 31, 2014.

We present below a forecast of expected results of our operations for the twelve months ending December 31, 2014 on the basis of our Initial Fleet. Our forecast presents, to the best of our knowledge and belief, the expected results of operations for the forecast period. Although we anticipate exercising our options to purchase each of the Optional Vessels from our Sponsor, the timing of such purchases is uncertain and each such transaction is subject to reaching an agreement with our Sponsor regarding the price of the vessel and raising the requisite equity and debt capital to fund the acquisition.

The forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2014. The assumptions and estimates used in the forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecast of our results of operations is a forward-looking statement and should be read together with our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The forecast has been prepared by and is the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution of $0.365 per unit on all of our outstanding units during the forecast period. The accompanying financial forecast was not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In addition, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, our expected course of action and the expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecast.

When considering our financial forecast you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast and such variations could be material. Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast to supplement our historical consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve-month period ending December 31, 2014 at our stated initial distribution rate. See “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

Unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

	Year Ending December 31, 2014(1)	Year Ending December 31, 2013	Six Months Ending December 31, 2013	Six Months Ending June 30, 2013
	(forecast)	(estimated)	(estimated)	(unaudited)
	(in thousands of U.S. dollars)
Income before income taxes	$43,129	$44,345	$21,617	$22,728
Income taxes	—	—	—	—
Net income attributable to Dynagas LNG Partners LP owners	$43,129	$44,345	$21,617	$22,728
General Partner’s interest in net income	$43	$44	$21	$23
Limited Partners’ interest in net income	$43,086	$44,301	$21,596	$22,705

Net income per:
Common unit (basic and diluted)	$1.44	$1.48	$0.72	$0.76
Subordinated unit (basic and diluted)	$1.44	$1.48	$0.72	$0.76
General Partner Unit (basic and diluted)	$1.44	$1.48	$0.72	$0.76

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.”

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes of Dynagas LNG Partners LP present the forecasted results of operations of Dynagas LNG Partners LP for the twelve months ending December 31, 2014, based on the following:

On October 29, 2013, we acquired from our Sponsor the vessels in our Initial Fleet in exchange for 6,735,000 of our common units and 14,985,000 of our subordinated units, and on the same date, we issued to our General Partner, a company owned and controlled by our Sponsor, 30,000 General Partner Units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in us) and all of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $0.420 per unit per quarter.

In addition, at or prior to the closing of this offering, the following transactions will occur:

•	we will sell 8,250,000 common units to the public in this offering, representing a 27.5% limited partner interest in us;

•

our Sponsor will sell (i) 4,250,000 common units to the public in this offering, representing a 14.2% limited partner interest in us and (ii) an additional 1,875,000 common units if the underwriters exercise their over-allotment option; and

•

we expect to receive net proceeds of approximately $153.1 million from the sale of common units offered by this prospectus, assuming an initial public offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and paying estimated offering expenses. We intend to use the net proceeds from this offering, as follows:

•

Approximately $137.96 million to repay in full all of the outstanding indebtedness under our $193 million Ob River Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017; and

•	Approximately $3.5 million to repay in part the outstanding indebtedness under our $128 Clean Force Credit Facility, which bears interest at LIBOR plus a margin and matures in April 2020.

•	Approximately $11.64 million for general partnership purposes, including working capital.

We intend to use the proceeds from our New Senior Secured Revolving Credit Facility, as follows:

•

Approximately $129.0 million to repay in full all of the outstanding indebtedness under our $150 million Clean Energy Credit Facility, which bears interest at LIBOR plus a margin and matures in July 2017;

•

Approximately $75.6 million to repay in full all of the outstanding indebtedness under our $128 million Clean Force Credit Facility, following the application of the use of proceeds of this offering, which bears interest at LIBOR plus a margin and matures in April 2020; and

•	Approximately $57.5 million will remain undrawn and available for vessel acquisitions.

See “Use of Proceeds.”

In addition, at or prior to the closing of this offering:

•	we will enter into the definitive facility agreement and related security documentation for the New Senior Secured Revolving Credit Facility;

•	we will enter into a $30 million revolving credit facility with our Sponsor;

•	our Sponsor and its lenders will amend the three loan agreements secured by five of the Optional Vessels to release us from our obligations as guarantor; and

•	we will enter into an Omnibus Agreement with our Sponsor and our General Partner, governing, among other things:

•	to what extent we and our Sponsor may compete with each other;

•	our options to purchase from our Sponsor the Optional Vessels within 24 months after their respective deliveries from the shipyard;

•

certain rights of first offer on LNG carriers operating under charters with an initial term of four or more years as described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”; and

•	our Sponsor’s provision of certain indemnities to us.

Summary of Significant Accounting Policies

Organization. We are a Marshall Islands limited partnership formed on May 30, 2013 that owns and operates LNG carriers under multi-year contracts.

Principles of Consolidation. This financial forecast includes our accounts and those of our wholly-owned subsidiaries. All intercompany transactions have been eliminated upon consolidation.

Use of Estimates. We prepare our financial statements in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting Currency. Our financial forecast is stated in U.S. Dollars because we operate in international shipping markets that typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in our consolidated statements of income.

Revenue Recognition. We generate our revenues from the chartering of our vessels. All of our vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned, ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. The difference from actually collected hire based on the time charter agreement and reported total voyage revenues for each period is being classified as deferred revenue in the consolidated balance sheets.

Voyage Expenses. Voyage expenses are primarily bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are paid by the customer under the time charter. However, we may incur voyage related expenses during an off-hire when positioning or repositioning vessels before or after the period of a time charter or before or after dry-docking, the cost of which will be payable by us. We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

Vessel Operating Expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Vessel operating expenses also include peripheral expenses incurred while vessels undergo special survey and dry-docking such as spare parts, port dues, tugs and service engineer attendance.

Cash and Cash Equivalents. We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Vessels. Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives.

Accounting for Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life. Costs relating to routine repairs and maintenance are also expensed as incurred. All three vessels in our Initial Fleet completed their initial scheduled special survey repairs in 2012.

Loan Costs. Loan costs, including fees, commissions and legal expenses associated with the loans, are presented as deferred charges and amortized with the effective interest method over the term of the relevant loan. Amortization of loan costs is included in interest and finance costs.

Derivative Instruments. We may enter into interest rate swap transactions from time to time to hedge a portion of our exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Guidance on accounting for derivatives and hedging activities requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Derivatives that are not hedges are adjusted to fair value through the income statement

Income Taxes. We are not subject to income taxes.

Net Income Per Unit. The calculation of the forecasted basic and diluted earnings for the twelve months ending December 31, 2014 is set forth below:

	Common Unitholders	Subordinated Unitholders	General Partner
Partners’ interests in forecasted net income
(in thousands of U.S. dollars)	$21,543	$21,543	$43
Forecast weighted average number of units outstanding	14,985,000	14,985,000	30,000
Forecast net income per unit	$1.44	$1.44	$1.44

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and General Partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending December 31, 2014 will be approximately $48.2 million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $0.365 per unit on all of our common units and subordinated units for the four quarters ending December 31, 2014.

Actual payments of distributions on the common units, subordinated units and the General Partner Units are expected to be approximately $5.1 million for the period between the estimated closing date of this offering (November 18, 2013) and the end of the fiscal quarter in which the closing date of this offering occurs.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.365 per unit per quarter, or $1.46 per unit on an annualized basis. Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending December 31, 2014, you should keep in mind the risk factors and other cautionary statements under the heading “Forward Looking Statements” and “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information.

DYNAGAS LNG PARTNERS LP

FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Twelve Months Ending December 31, 2014(1)	Year Ending December 31, 2013
	(forecast)	(estimated)
	(in thousands of U.S. dollars, except per unit amounts)
Adjusted EBITDA(2)	$64,577	$67,962
Adjustments for cash items and estimated maintenance and replacement capital expenditures:
Cash deferred revenue	776	(4,152)
Cash interest expense	(7,604)	(8,218)
Cash interest income	0	0
Cash other, net	0	(970)
Maintenance capital expenditure reserves(3)	(2,056)	(2,056)
Replacement capital expenditure reserves(3)	(7,496)	(7,165)

Cash available for distribution	48,197	45,401

Expected distributions:
Distributions per unit	$1.46	$1.46
Distributions to our public common unitholders(4)	18,250	18,250
Distributions to Dynagas Holding common units(4)	3,628	3,628
Distributions to Dynagas Holding subordinated units(4)	21,878	21,878
Distributions to General Partner Units	44	44

Total distributions(5)	43,800	43,800

Excess (shortfall)	4,397	1,601
Annualized minimum quarterly distribution per unit	1.46	1.46
Aggregate distributions based on annualized minimum quarterly distribution	43,800	43,800
Percent of minimum quarterly distributions payable to common unitholders	100%	100%
Percent of minimum quarterly distributions payable to subordinated unitholders	100%	100%

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.”
(2)	Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our liquidity and our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary amongst other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable U.S.GAAP financial measures for the periods presented.

	Twelve Months Ending December 31, 2014(1)	Year Ending December 31, 2013	Six Months Ending December 31, 2013	Six Months Ending June 30, 2013
	(forecast)	(estimated)	(estimated)	(unaudited)
	(in thousands of dollars)
Net income attributable to Dynagas LNG Partners owners	$43,129	$44,345	$21,617	$22,728
Depreciation and amortization	13,579	13,578	6,845	6,733
Interest expense	7,604	8,269	3,946	4,323
Other financial items, net	265	1,770	1,502	268
Income taxes	—	—	—	—

Adjusted EBITDA	$64,577	$67,962	$33,910	$34,052

(3)	Our Partnership Agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent.
(4)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(5)	Represents the amount required to fund distributions to our unitholders and our General Partner for four quarters based upon our minimum quarterly distribution rate of $0.365 per unit.

Forecast of Compliance with Debt Covenants. Our ability to make distributions could be affected if we do not maintain compliance with the financial and other covenants of our financing agreements. After entering into the New Senior Secured Revolving Credit Facility at the closing of this offering, we have assumed we will be in compliance with all the covenants during the forecast period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities” for a further description of our financing arrangements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2013, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through December 31, 2013, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves established by our board of directors at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters;

plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.365 per unit, or $1.46 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our General Partner. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 0.1% General Partner interest is approximately $11.0 million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our Partnership Agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists, under our financing arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities that may restrict our ability to make distributions.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after December 31, 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 0.1% General Partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our General Partner without cause, the subordination period may end before                     .

For purposes of determining whether the tests in the bullets above have been met, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

In addition, at any time on or after December 31, 2016, provided that there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our General Partner will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from our General Partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our General Partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. See “The Partnership Agreement—Transfer of Incentive Distribution Rights.” Any transfer by our General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives a total of $0.420 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.456 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.548 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our General Partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our General

Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	$99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

General Partner’s Right to Reset Incentive Distribution Levels

Our General Partner, as the initial holder of all of our incentive distribution rights, has the right under our Partnership Agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our General Partner would be set. Our General Partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our General Partner are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels our General Partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our General Partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our General Partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our General Partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our General Partner of incentive distribution payments based on the target cash distributions prior to the reset, our General Partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our General Partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of General Partner Units in order to maintain the General Partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that our General Partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our General Partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner, and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our General Partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our Partnership Agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.70.

	Marginal Percentage Interest in Distribution
	Quarterly Distribution per Unit Prior to Reset	Unitholders	General Partner	Holders of IDRs	Quarterly Distribution per Unit following Hypothetical Reset
Minimum Quarterly Distribution	$0.3650	99.9%	0.1%	0%	$0.70
First Target Distribution	up to $0.420	99.9%	0.1%	0%	Up to $0.805(1)
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%	above $0.805 up to $0.875(2)
Third Target Distribution	above $0.456 up to $0.548	75.0%	0.1%	24.9%	above $0.875 up to $1.05(3)
Thereafter	Above $0.548	50.0%	0.1%	49.9%	above $1.05(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the General Partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are 29,970,000 common units and 30,000 General Partner Units outstanding, representing a 0.1% general partner interest, outstanding, and that the average distribution to each common unit is $0.70 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

				General Partner and IDR Holders Cash Distributions Prior to Reset
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Additional Common Units	0.1% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$0.365	$10,939,050	$—	$10,950	$—	$10,950	$10,950,000
First Target Distribution	$0.420	1,640,858	—	1,643	—	1,643	1,642,500
Second Target Distribution	$0.456	1,093,905	—	1,287	191,755	193,042	1,286,947
Third Target Distribution	$0.548	2,734,763	—	3,646	907,941	911,587	3,646,350
Thereafter	$0.548	4,570,425	—	9,141	4,561,284	4,570,425	9,140,850

		$20,979,001	$—	$26,667	$5,660,980	$5,687,647	$26,666,647

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the General Partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are common units and General Partner Units outstanding, and that the average distribution to each common unit is $0.70. The number of additional common units was calculated by dividing (x) $5,660,980 as the average of the amounts received by the General Partner in respect of their incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $0.70 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

				General Partner and IDR Holders Cash Distributions After Reset
	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units	0.1% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$0.70	$20,979,000	$5,660,980	$26,667	$—	$5,687,647	$26,666,647
First Target Distribution	$0.805	—	—	—	—	—	—
Second Target Distribution	$0.875	—	—	—	—	—	—
Third Target Distribution	$1.05	—	—	—	—	—	—
Thereafter	$1.05	—	—	—	—	—	—

		$20,979,000	$5,660,980	$26,667	$—	$5,687,647	$26,666,647

Assuming that it continues to hold a majority of our incentive distribution rights, our General Partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our Partnership Agreement.

BUSINESS

Overview

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group and Gazprom, providing us with the benefits of stable cash flows and high utilization rates. We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties

Our Sponsor entered the LNG sector in 2004 by ordering the construction of three LNG carriers, the Clean Energy, the Ob River, and the Clean Force, from Hyundai Heavy Industries Co. Ltd. or HHI, one of the world’s leading shipbuilders of LNG carriers. On October 29, 2013, we acquired from our Sponsor these vessels, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units. The LNG carriers that comprise our Initial Fleet have an average age of 6.3 years and are under time charters with an average remaining term of 3.5 years, as of October 28, 2013.

We believe that we will have the opportunity to grow our per unit distributions by making acquisitions of LNG carriers from our Sponsor or from third parties. Our Sponsor took delivery of two newbuilding LNG carriers in July 2013 and one in October 2013 from HHI, and has contracts for the construction of an additional four LNG carriers with HHI, scheduled to be delivered to our Sponsor in 2014 and 2015. We will receive the right to purchase these seven vessels, which we refer to as the Optional Vessels, at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement within 24 months of their delivery to our Sponsor.

We intend to make minimum quarterly distributions to our unitholders of $0.365 per unit, or $1.46 per unit on an annualized basis. As our fleet expands, our board of directors will evaluate future increases to the minimum quarterly distribution based on our cash flow and liquidity position.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, our Sponsor will own 2,485,000 common units and all of the subordinated units, representing a 58.3% limited partner interest in us, assuming the underwriters’ over-allotment option is not exercised. In addition, our General Partner will own a 0.1% general partner interest in us and 100% of our incentive distribution rights. Our General Partner’s ability to control the appointment of two of the five members of our board of directors and to approve certain significant actions we may take, and our Sponsor’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that both our General Partner and Sponsor, together with their affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our General Partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our General Partner and its affiliates in exchange for the transfer to us of the vessels in our fleet.	•	6,735,000 common units and 14,985,000 subordinated units to be issued to our Sponsor; plus

•	30,000 general partner units representing a 0.1% General Partner interest in us and 100% of our incentive distribution rights to be issued to our General Partner.

See “Prospectus Summary—Formation Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering. The common units and subordinated units to be owned our Sponsor after giving effect to this offering represent a 58.3% limited partner interest in us, assuming no exercise of the underwriters’ over-allotment option. For more information, see “The Partnership Agreement—Voting Rights” and “The Partnership Agreement—Amendment of the Partnership Agreement.”

Operational Stage

Distributions of available cash to our General Partner and its affiliates	We will generally make cash distributions of 99.9% of available cash to unitholders (including our Sponsor, the holder of 2,485,000 common units and 14,985,000 subordinated units) and the remaining 0.1% to our General Partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our General Partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 49.9% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” See “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters,

but no distributions in excess of the full minimum quarterly distribution, our General Partner would receive an annual distribution of approximately $43,800 on its 0.1% General Partner interest and our Sponsor would receive an annual distribution of approximately $25,506,200 on its common and subordinated units.

Payments to our General Partner and its affiliates	Our General Partner will not receive compensation from us for any services it provides on our behalf. Our General Partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to our Manager for commercial and technical management services and certain administrative support services.

Withdrawal or removal of our General Partner	If our General Partner withdraws or is removed, its General Partner interest will either be sold to the new General Partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our General Partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds.”

Agreements Governing the Transactions

We, our General Partner, our subsidiaries and certain affiliates have entered into various documents and agreements that will affect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

At the closing of this offering, we will enter into an Omnibus Agreement with our Sponsor and our General Partner. The following discussion describes certain provisions that we expect will be included in the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years after the closing of this offering. We refer to these LNG carriers, together with any related contracts, as “Four-Year LNG carriers” and to all other LNG carriers, together with any related contracts, as “Non-Four-Year LNG carriers.” The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Four-Year LNG carriers;

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our Partnership Agreement. We will dissolve upon:

(1)	the election of our General Partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Partnership Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our General Partner other than by reason of a transfer of its General Partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as General Partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, it will constitute a breach of our Partnership Agreement by our General Partner to withdraw voluntarily as our General Partner prior to December 31, 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2023, our General Partner may withdraw as General Partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, our General Partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our General Partner and its affiliates. In addition, the Partnership Agreement permits our General Partner in some instances to sell or otherwise transfer all of its General Partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its General Partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

•

another entity as part of the merger or consolidation of our General Partner with or into another entity or the transfer by our General Partner of all or substantially all of its assets to another entity.

Our General Partner may not transfer all or any part of its General Partner interest in us to another person prior to December 31, 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the General Partner, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability.

Our General Partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our General Partner or its affiliates or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to December 31, 2016, all other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. On or after December 31, 2016, the incentive distribution rights may be transferred without unitholder approval.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Dynagas GP LLC as our General Partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership Agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests

Limited Call Right

If at any time our General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the General Partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, our Sponsor will own 16.6% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of all of our subordinated units into common units, Dynagas Holding will own 58.3% of our common units.

Board of Directors

Under our Partnership Agreement, our General Partner has delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our current board of directors consists of five members appointed by our General Partner. We expect that Messrs. Levon Dedegian, Alexios Rodopoulos and Evangelos Vlahoulis will satisfy the independence standards as applicable to us. Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our General Partner in its sole discretion and three of whom will be elected by our common unitholders. Directors appointed by our General Partner will serve as directors for terms determined by our General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Three of the five directors initially appointed by our General Partner will serve until our annual meeting in 2014, at which time they will be replaced by three directors elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as the Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors to be elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.

In addition, any limited partner or group of limited partners that holds beneficially 15% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our Sponsor and its affiliates will hold an aggregate of 2,485,000 common units and 14,985,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our Partnership Agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Securities.”

Under our Partnership Agreement, our Sponsor and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the Partnership Agreement, these registration rights allow our Sponsor and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our Sponsor and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our General Partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions and transfer taxes. Except as described below, our Sponsor and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries, our Sponsor and its affiliates and our General Partner and its affiliates have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriters” for a description of these lock-up provisions.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement with respect to the common units being offered, we and Dynagas Holding Ltd., our Sponsor, have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, the following respective amounts of common units:

Underwriter	Number of Common Units
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Barclays Capital Inc.
ABN AMRO Securities (USA) LLC
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.

Total	12,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the common units in the offering if any are purchased, other than those common units covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Our Sponsor has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional common units at the initial public offering price less the underwriting discounts and commissions. If any common units are purchased pursuant to this option, the underwriters will severally purchase the common units in approximately the same proportion as set forth in the table above. Our Sponsor may be deemed to be a statutory underwriter.

The underwriters propose to offer the common units initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $                 per unit. The underwriters and selling group members may allow a discount of up to $                 per unit on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and our Sponsor will pay:

	Per Unit		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us(1)	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by our Sponsor	$	$	$	$

(1)	Includes $ per unit to be paid by the underwriters to Solebury Capital LLC, as further described below.

“First Target Distribution” means $0.420 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2013, it means the product of $0.420 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Forecasted Distributions” has the meaning assigned to such term in Section 5.6(b).

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (1) the weighted average number of Outstanding Units plus (2) all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Dynagas GP LLC, a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents

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issued, in each case, to finance the acquisition or the construction of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to acquire or to construct a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a replacement asset.

“Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Measurement Period” has the meaning assigned to such term in Section 5.6(b).

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.365 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2013, it means the product of $0.365 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Officers” has the meaning assigned to such term in Section 7.8(a).

“Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among the Partnership, the General Partner, Dynagas Operating LP, Dynagas Operating GP LLC, and Dynagas Holding Ltd.

“Operating Company” means Dynagas Operating L.P., a Marshall Islands limited liability company, and any successors thereto.

“Operating Company Agreement” means the Limited Partnership Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, employee and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures, payments made in the ordinary course of business under any Hedge Contracts (provided (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (ii) that payments

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“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Record Date” means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the opening of business on such Business Day.

“Registration Statement” means the Partnership’s Registration Statement on Form F-1 (Registration No. 333-191653) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Reset MQD” has the meaning set forth in Section 5.10(e).

“Reset Notice” has the meaning set forth in Section 5.10(b).

“Second Target Distribution” means $0.456 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2013, it means the product of $0.456 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

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“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter ending on or after December 31, 2016, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Weighted Average Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages;

(b) at any time on or after December 31, 2016, the date on which the holder or holders of a majority of the Outstanding Subordinated Units elect to convert the Outstanding Subordinated Units into Common Units in accordance with the provisions of Section 5.6(b); and

(c) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering no more than 10 vessels for a period of no more than 40 years, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

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“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Third Target Distribution” means $0.548 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2013, it means the product of $0.548 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Interests, the Partnership shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means the Underwriting Agreement dated                     , 2013 among the Underwriters, Dynagas Holdings Ltd., the Partnership, the General Partner, the Operating Company, Dynagas Operating GP LLC and Dynagas Equity Holding Ltd. providing for the purchase of Common Units from Dynagas Holding Ltd. by such Underwriters in connection with the Initial Offering.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units, but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) the Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, at least (a) a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a single class and (b) a majority of the Outstanding Subordinated Units, voting as a single class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

“Unit Register” means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

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or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to the provisions set forth in this Article IV, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to December 31, 2023, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the General Partner with or into such other Person or (2) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after December 31, 2023, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member under the laws of any such entity’s jurisdiction of formation and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. Prior to December 31, 2016, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2016, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2016, the General Partner or any other holder of Incentive

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(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the Board of Directors, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (iv) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Interest; and (vii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) the admission of additional Limited Partners and (v) all additional issuances of Partnership Interests. The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

Section 5.5 Limitations on Issuance of Additional Partnership Interests. The Partnership may issue an unlimited number of Partnership Interests (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.4 without the approval of the Partners; provided, however, that no fractional units shall be issued by the Partnership; and provided, further, that without the approval of the General Partner, the Partnership shall not issue any equity where such issuance may have a material adverse impact on the General Partner, the General Partner Interest or the ability of the Partnership to satisfy the tests set forth in the definition of Subordination Period.

Section 5.6 Conversion of Subordinated Units to Common Units.

(a) If the Subordination Period expires in accordance with the provisions of Section 5.6(b), the Subordinated Units shall convert into such number of Common Units as is prescribed by Section 5.6(b) upon such expiration of the Subordination Period. If the Subordination Period expires in accordance with any provisions of this Agreement other than Section 5.6(b), then the Subordinated Units shall convert into Common Units on a one-for-one basis upon such expiration of the Subordination Period.

(b) At any time on or after December 31, 2016, provided that there are no Cumulative Common Unit Arrearages in respect of the Quarter immediately preceding such date and with the approval of the Conflicts Committee, the holder or holders of a majority of the Outstanding Subordinated Units may elect to convert each Outstanding Subordinated Unit into a number of Common Units to be determined by multiplying the number of Outstanding Subordinated Units by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of Available Cash from Operating Surplus (not to exceed Adjusted Operating Surplus) on the outstanding Subordinated Units (“Historical Distributions”) for the four fiscal Quarters preceding the date of conversion (the “Measurement Period”) and (ii) the denominator of which is equal to the aggregate amount of distributions that would have been required during the Measurement Period to pay the Minimum Quarterly

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(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will become entitled to receive the related additional General Partner Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice, and the Partnership may issue Certificates for the Common Units or uncertificated Partnership Interests to the holder or holders of the Incentive Distribution Rights.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.10 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.10 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

ARTICLE VI

DISTRIBUTIONS

Section 6.1 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2013, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 51 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Board of Directors. All amounts of Available Cash distributed by the Partnership on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners following the Closing Date pursuant to Section 6.2 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.3, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Marshall Islands Act or any other applicable law.

(b) Notwithstanding the first three sentences of Section 6.1(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

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ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a voluntary petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidating trustee of the General Partner or of all or any substantial part of its properties;

(v) The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi) (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of ninety (90) days after the date of notice to the General Partner of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member;

(ii) at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice (provided that, prior to the effective date of such withdrawal, the General Partner delivers to the Partnership a Withdrawal Opinion of Counsel);

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